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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                               Varlen Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    922248109
                          ----------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.  922248109                         Page      2      of     6     Pages
           ----------------                        ---------     ---------



--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Investment Counselors of Maryland, Inc.


--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                   (b)



--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Maryland

---------------------------- ------ --------------------------------------------
                             5      SOLE VOTING POWER
                                    230,700
         NUMBER OF
                             ------ --------------------------------------------
          SHARES             6      SHARED VOTING POWER
       BENEFICIALLY                 --
         OWNED BY
                             ------ --------------------------------------------
           EACH              7      SOLE DISPOSITIVE POWER
         REPORTING                  322,000
          PERSON
                             ------ --------------------------------------------
           WITH              8      SHARED DISPOSITIVE POWER
                                    --

--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          322,000


--------- ----------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.6%


--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IA


--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  922248109                         Page      3      of     6     Pages
           ----------------                        ---------     ---------


Item 1(a)         Name of Issuer:
--------          --------------

                  Varlen Corporation

           (b)    Address of Issuer's Principal Executive Offices:

                  55 Shumen Boulevard
                  P.O. Box 3089
                  Naperville, Illinois  60566-7089

Item 2(a):        Name of Person Filing:
---------         ---------------------

                  Investment Counselors of Maryland, Inc.

            (b)   Address of Principal Business Office or, if none, Residence:

                  803 Cathedral Street
                  Baltimore, Maryland  21201-5297

            (c)   Citizenship:

                  Maryland

            (d)   Title of Class of Securities:

                  Common Stock

           (e)    CUSIP Number:

                  922248109

Item 3:           Capacity in Which Person is Filing:
------            ----------------------------------

         [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

                                  SCHEDULE 13G

CUSIP No.  922248109                         Page      4      of     6     Pages
           ----------------                        ---------     ---------


Item 4:  Ownership:
------   ---------

         As of December 31, 1996:

         (a)      Amount Beneficially Owned:

                  322,000

         (b)      Percent of class:

                  5.6%

         (c)      Number of shares to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           230,700

                  (ii)     Shared power to vote or to direct the vote:

                           None

                  (iii)    Sole power to dispose  or to direct  the  disposition
                            of:

                           322,000

                  (iv)     Shared power to dispose or to direct the disposition
                            of:

                           None

Item 5:  Ownership of Five Percent or Less of Class:
------   ------------------------------------------

         Not applicable.

                                  SCHEDULE 13G

CUSIP No.  922248109                         Page      5      of     6     Pages
           ----------------                        ---------     ---------


Item 6:  Ownership of More than Five Percent on Behalf of Another Person:
------   ---------------------------------------------------------------

                  All of the shares of Common Stock set forth in Item 4 are owned by various investment advisory clients of Investment Counselors of Maryland, Inc., which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares. In all cases, persons other than Investment Counselors of Maryland, Inc. have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No individual client holds more than five percent of the class.

Item 7:  Identification  and Classification of the Subsidiary Which Acquired the
------   -----------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company:
         --------------------------------------------------------

         Not applicable.

Item 8:  Identification and Classification of Members of the Group:
------   ---------------------------------------------------------

         Not applicable.

Item 9:  Notice of Dissolution of Group:
------   ------------------------------

         Not applicable.

                                  SCHEDULE 13G

CUSIP No.  922248109                         Page      6      of     6     Pages
           ----------------                        ---------     ---------


Item 10: Certification:
-------  -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE
                              --------------------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date:  February 14, 1997

                                                     INVESTMENT COUNSELORS OF
                                                     MARYLAND, INC.



                                              By:    /s/ Robert D. McDorman, Jr.
                                                     --------------------------
                                                     Robert D. McDorman, Jr.
                                                     Principal

                             HOGAN & HARTSON L.L.P.
                                 Columbia Square
                           555 Thirteenth Street, N.W.
                           Washington, D.C. 20004-1109
                                 (202) 637-5600




                                February 14, 1997



BY ELECTRONIC DELIVERY
----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:    Varlen Corporation
                   Schedule 13G


Gentlemen:


         On behalf of Investment Counselors of Maryland, Inc., I am forwarding for filing with the Commission in electronic format pursuant to Regulation S-T, one complete copy of Schedule 13G relating to the securities of Varlen Corporation.

                                                     Sincerely,


                                                     /s/ Joseph G. Connolly, Jr.
                                                     Joseph G. Connolly, Jr.


Enclosure